Filed pursuant to Rule 424(b)(3)

File No. 333-274044

PGIM CREDIT INCOME FUND

SUPPLEMENT NO. 1 DATED JULY 2, 2025

TO THE PROSPECTUS DATED MARCH 27, 2025

This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus (the “Prospectus”) of PGIM Credit Income Fund (the “Fund”) dated March 27, 2025. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and the SAI.

The following paragraph replaces the section entitled “Plan of Distribution – Acceptance and Timing of Purchase Orders” within the Prospectus and supplements and supersedes any information to the contrary in the Prospectus.

Acceptance and Timing of Purchase Orders

A purchase order received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment made in one of the ways described above will be effected at that day’s NAV plus any applicable sales charge. Certain financial intermediaries are authorized to designate other intermediaries to receive purchase orders on the Fund’s behalf. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the close of the NYSE and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund is “open for business” on each day the NYSE is open for trading, which generally excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.

For Common Shares purchased through the Distributor, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) in order to receive the current day’s NAV. The Fund will be deemed to have received a purchase order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. Instructions must include the name and signature of an appropriate person designated on the account application, account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order.

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Common Shares. The sale of Common Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.